Calamos Investments®	Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, IL 60563-2787

630.245.7200
800.323.9943
www.calamos.com
June 21, 2011
United States Securities and Exchange Commission
Attention: Daniel L. Gordon
100 F Street, NE
Washington, D.C. 20549-7010
RE:	Calamos Asset Management, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51003
Dear Mr. Gordon:
For your convenience and on behalf of Calamos Asset Management, Inc. (“Company”), repeated below in bold is the comment of the staff of the Securities and Exchange Commission (“Commission”) received in your letter dated June 15, 2011 relating to your review of the Company’s Form 10-K for the fiscal year ended December 31, 2010. The Company’s response follows the comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Note 16 — Commitments and Contingencies
1.	You state that the ultimate resolution of such claims will not materially affect the Company’s business, financial position or results of operations and that the likelihood of a “material adverse impact” is remote. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.
Response: With respect to Note 16 — Commitments and Contingencies, the Company will revise the disclosure in prospective filings to provide information in the context of that which is material to the Company’s financial statements rather than any variation thereof. Subject to any change warranted by current facts and circumstances, the proposed disclosure would read substantially as follows: “Management believes that the ultimate resolution of such claims will not have a material effect on the Company’s business, financial position, results of operations or cash flows.”

Mr. Daniel L. Gordon
June 21, 2011

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions, you may contact me at 630-577-2106.
Sincerely,

/s/ Nimish S. Bhatt
Nimish S. Bhatt
Senior Vice President, Interim Chief Financial Officer and Director of Operations